UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

APPLE HOSPITALITY REIT, INC.
(Name of Subject Company)

APPLE HOSPITALITY REIT, INC.
(Names of Persons Filing Statement)

Common Shares
(Title of Class of Securities)

03784Y 101
(CUSIP Number of Class of Securities)

Justin G. Knight
President and Chief Executive Officer
Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Paul D. Manca, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, District of Columbia  20004
(202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by Coastal Realty Business Trust (the “Bidder”) to purchase up to 1,500,000 of the outstanding common shares, no par value (the “Shares”), of Apple Hospitality REIT, Inc., a Virginia corporation (the “Company”), at a price equal to $7.50 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Bidder with the Securities and Exchange Commission (the “SEC”) on March 18, 2015 (the “Offer to Purchase”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the holders of the Company’s Shares (the “Shareholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

Item 1. Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121

This Schedule 14D-9 relates to the Shares, of which there were 372,643,935 outstanding as of March 1, 2015.

Item 2. Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidder pursuant to which the Bidder has offered to purchase, subject to certain terms and conditions, up to 1,500,000 Shares at the Offer Price pursuant to the Offer to Purchase. The Tender Offer is on the terms and subject to the conditions described in the Offer to Purchase.

Unless the Tender Offer is extended by the Bidder, the Tender Offer will expire at 11:59 p.m., Pacific Time, on April 30, 2015.

According to the Bidder’s Schedule TO, the business address and telephone number for the Bidder is 1640 School Street, Moraga, CA 94556, (925) 631-9100.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed (a) in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2014 (the “Proxy Statement”) and incorporated herein by reference, including in the sections entitled “Ownership of Equity Securities,” “Compensation of Directors,” “Director Summary Compensation,” “Stock Option Grants in Last Fiscal Year,” “Compensation Discussion and Analysis,” and “Certain Relationships and Agreements” therein and (b) in Note 8 titled “Related Parties” of the Company’s financial statements for the year ended December 31, 2014 included in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Annual Report”) filed with the SEC on March 6, 2015 and incorporated herein by reference. The Proxy Statement was previously delivered, and the Annual Report will be delivered, to all Shareholders and the Proxy Statement and Annual Report are available for free on the SEC’s web site at www.sec.gov.

Item 4. The Solicitation or Recommendation.

(a) Solicitation or Recommendation.

The Board of Directors has reviewed and analyzed the terms of the Tender Offer. Based on its review, the Board of Directors unanimously recommends that Shareholders reject the Tender Offer and not tender their Shares for purchase by the Bidder pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Shareholder must evaluate whether to tender Shares to the Bidder pursuant to the Offer to Purchase and that an individual Shareholder may determine to tender based on, among other things, the individual Shareholder’s individual liquidity needs.

(b) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors: (1) consulted with the Company’s management; (2) reviewed the terms and conditions of the Tender Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s business, financial condition, portfolio of properties, strategies and future prospects.

The reasons for the Board of Directors recommendation include:

•
The Board of Directors believes that the Offer Price represents an opportunistic attempt by the Bidder to purchase Shares at an unreasonably low price and make a profit and, as a result, deprive the Shareholders who tender Shares of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors notes that, because the Company is a non-exchange traded REIT, there is a limited market for the Shares and there can be no certainty regarding the long-term value of the Shares, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8—“Additional Information.”

•
For purposes of assisting trustees and custodians of individual retirement accounts (“IRAs”) containing an investment in the Company’s Shares, the Company estimated the value of each Share as of December 31, 2014 at $10.30, as more fully described in the section titled “Common Shares” of Item 5 of the Annual Report, which is incorporated herein by reference. The value was based upon a third party valuation of the per share value of the Shares on a fully diluted basis as of December 31, 2014.  The third party developed a per share value range of $9.80 - $10.80 and the estimated value provided above was the mid-point of that range. The methodology employed by the Company was based upon a number of estimates and assumptions that may not be accurate or complete and may not accurately reflect future conditions and the estimated per share value does not represent: (i) the amount at which the Company’s shares would trade on a national securities exchange, (ii) the amount a shareholder would obtain if he or she tried to sell his or her shares or (iii) the amount shareholders would receive if the Company liquidated its assets and distributed the proceeds after paying all expenses and liabilities. This value was based upon a third party valuation and other analyses as of December 31, 2014 and, therefore, may not reflect the value realized upon a liquidity event.  This value was not based on an appraisal of the Company’s assets.

•
The book value per Share as of December 31, 2014 was $8.06, or $0.56 per Share above the Offer Price. The Board notes that book value may not necessarily be representative of the liquidation value of the Company. The book value per Share is the total of the Company’s assets (reduced by depreciation) less liabilities as reflected in its financial statements divided by the total outstanding shares. Assets and liabilities are recorded in the financial statements in accordance with generally accepted accounting principles and do not necessarily reflect fair value.

•
For purposes of accounting for the merger transactions with Apple REIT Seven, Inc. (“Apple Seven”) and Apple REIT Eight, Inc. (“Apple Eight”) effective March 1, 2014 (the “Mergers”), the Company estimated the value of each Share at $10.10. This value was based upon a third party valuation and other analyses as of March 1, 2014 and, therefore, may not reflect the value realized upon a liquidity event. This value was not based on an appraisal of the Company’s assets.

•
As previously disclosed on May 9, 2014, the Company has engaged a financial advisor to assist it in reviewing and evaluating various strategic alternatives, including a possible merger, sale or listing of the Company.  On or about March 2, 2015, the Company disclosed to Shareholders that it believed that a listing of the Company’s Shares for trading on a national securities exchange provides the most favorable option for shareholder liquidity and that the Company has begun taking steps in that direction, although it could not provide assurance that a listing would ultimately be achieved.  Shareholders should understand that the Tender Offer is not related to any strategic alternative the Company is considering and that if Shareholders accept the Offer Price and sell their Shares pursuant to the Tender Offer, they will not participate in any strategic alternative the Company may decide to pursue in the future. The Company cannot provide assurance that it will complete any of these strategic alternatives and has not set a timetable to take any of these actions.

•
By accepting the Offer Price, Shareholders would also be foregoing potential future distributions. The Company currently pays monthly distributions that, if annualized, amount to $0.68 per Share per year. Although the timing and amount of distributions are within the discretion of the Board of Directors and the Board of Directors cannot provide any guarantee that the Company will maintain this rate of distributions in the future, Shareholders that choose to participate in the Tender Offer by selling their Shares to the Bidder will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•
The Bidder states that the Tender Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable” to the Shareholders. Therefore, the Bidder acknowledges that the Offer Price was established based on the Bidder’s objectives and not based on what is in the best financial interest of you and the other Shareholders.

•	The Bidder acknowledges that it has “not made an independent appraisal of the Shares” or the Company’s properties, and that it is “not qualified to appraise real estate.”

•
The Bidder has engaged a depositary for the Tender Offer, MacKenzie Capital Management, LP (the “Depositary”), that is an affiliate of the Bidder. As a result, there is no independent third party holding funds of the Bidder for payment of the Offer Price that can independently verify that such funds are available for payment, and the Bidder may have access to the Shares tendered by Shareholders before all conditions to the Tender Offer have been satisfied and tendering holders have been paid.

•
The Tender Offer requires each Shareholder submit to the personal jurisdiction of the State of California and to arbitrate any disputes that may arise between any Shareholder and the Bidder or the Depositary. For most Shareholders and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Additionally, in any dispute between a Shareholder and the Bidder or the Depositary, the prevailing party will be entitled to recover attorney fees and costs.

•
There is no guarantee that the Tender Offer will be completed in the time frame that the Tender Offer implies. The Tender Offer does not expire until April 30, 2015 and it may be extended by the Bidder in its sole discretion.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or Shareholders.

(c) Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Shareholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors and executive officers of the Company intends to tender any of his or her Shares in the Tender Offer. Further, to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates or related parties intends to tender Shares held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 6. Interest in Securities of the Subject Company.

During the past sixty days, no transactions with respect to Shares have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

In June 2013, the Company announced the suspension of its Dividend Reinvestment Plan and Unit Redemption Program, as it evaluated the Mergers and as mandated by the merger agreement entered into in connection with the Mergers.  In October 2014, the Board of Directors approved reinstating the Company’s share redemption program on a limited basis, while it continued to evaluate strategic alternatives to provide liquidity opportunities for extenuating circumstances that may not have been anticipated when a shareholder purchased shares that are not traded on an established trading market. The Board of Directors initially approved redemptions of Shares only in the event of death or eligible disability of a shareholder, but in February 2015, the Board of Directors approved limiting redemptions to death of a shareholder only. The number of Shares that may be redeemed in any given year will also be limited based on the Company’s results of operations, cash flow from operations, and cash required for funding investing and financing activities.  The next scheduled redemption date is expected to occur in April 2015 at $9.20 per common share.  The purchase price of $9.20 is not based on an appraisal or other valuation of the Company or its assets, is not intended to reflect the fair market value of the Shares, and may not be representative of the value achieved upon a liquidity event.  The Board of Directors will continue to review the redemption program and may, from time to time, change the terms (including the redemption price) of, suspend or terminate the redemption program as it deems prudent.  The Company has not reinstated the Dividend Reinvestment Plan and is uncertain as to if and when it will reinstate such plan.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.  Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

As disclosed on May 9, 2014 and unrelated to the Tender Offer, the Company has engaged a financial advisor to assist it in reviewing and evaluating various strategic alternatives, including a possible merger, sale or listing of the Company, and on March 2, 2015, the Company disclosed that it believed that a listing of the Company’s Shares for trading on a national securities exchange provides the most favorable option for shareholder liquidity and that the Company has begun taking steps in that direction, although it could not provide assurance that a listing would ultimately be achieved.

Item 8. Additional Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “may,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “target,” “goal,” “plan,” “should,” “will,” “predict,” “potential,” and similar expressions that convey the uncertainty of future events or outcomes.  Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, the ability of the Company to effectively acquire and dispose of properties; the ability of the Company to implement its operating strategy; the ability of the Company to provide liquidity opportunities for its shareholders, including a listing on a national securities exchange; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the real estate and real estate capital markets; financing risks; the outcome of current and future litigation; regulatory proceedings or inquiries; and changes in laws or regulations or interpretations of current laws and regulations that impact the Company’s business, assets or classification as a real estate investment trust.  Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this Schedule 14D-9 will prove to be accurate.  In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved.  In addition, the Company’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code.  Readers should carefully review the Company’s financial statements and the notes thereto, as well as the risk factors described in the Company’s filings with the SEC, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 6, 2015 (incorporated herein by reference).  Any forward-looking statement that the Company makes speaks only as of the date of this Schedule 14D-9.  The Company undertakes no obligation to publically update or revise any forward-looking statements or cautionary factors, as a result of new information, future events, or otherwise, except as required by law.

Item 9. Exhibits.

Exhibit	Description
(a)(1)	Letter to Apple Hospitality REIT, Inc. Shareholders, dated March 30, 2015
(a)(2)	Press release of Apple Hospitality REIT, Inc. dated March 30, 2015
(a)(3)	Excerpt from the Definitive Proxy Statement on Schedule 14A dated April 7, 2014 filed by Apple Hospitality REIT, Inc. with the SEC on April 7, 2014*
(a)(4)	Excerpt from the Annual Report on Form 10-K filed by Apple Hospitality REIT, Inc. with the SEC on March 6, 2015*
*	Incorporated by reference as provided in Items 3, 4 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2015

	By:	/s/ David P. Buckley
Name: David P. Buckley
Title: Executive Vice President and Chief Legal Counsel